Editorial Contact:      Bonita A. Cersosimo
                        1 412 553 4462

Investor Relations:     Charles D. McLane
                        Randall J. Killeen
                        1 412 553 2231


               ALCOA AND HOWMET ENTER INTO MERGER AGREEMENT

      PITTSBURGH, Pa., June 2, 2000 -- Alcoa Inc. announced today the signing of a definitive agreement with Howmet International Inc. Under the merger agreement, which was approved by the Independent Directors Committee of the Howmet Board of Directors, Alcoa is offering to purchase all the publicly held Howmet shares for $21 per share in cash.

      Yesterday, Alcoa increased the offer price of its tender offer for all the publicly held Howmet shares to $21 per share in cash. The Howmet tender offer has been extended and is currently scheduled to expire at 12:00 Midnight on Wednesday, June 14, 2000, Eastern Daylight Savings Time. Alcoa said that there will be a subsequent offering period of at least three business days following the June 14 expiration.

      Alcoa also said it is mailing a supplement to its Offer to Purchase, dated April 18, 2000, along with an amendment to Howmet's Schedule 14D-9 to Howmet shareholders promptly.

      As of the close of business on June 1, 2000, the number of shares of Howmet common stock that had been validly tendered was 732,892, including guaranteed deliveries.

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Alcoa (NYSE: AA)
Howmet International Inc. (NYSE: HWM)